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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BFT Financial Group, LLC

Butler Freeman Tally Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2312 School Lane
(No. and Street)

Bedford (City) Texas (State) 76021 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2007 WASH. D.C. 202

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Sivo (817) 354-1090 x16
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sammy D. Tally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler Freeman Tally Financial Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

S D Tally
Signature

Registered Principal
Title

Wilda J Berry
Notary Public


WILDA J. BERRY
MY COMMISSION EXPIRES
February 3, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
REPORT PURSUANT TO RULE 17a-5(d)
YEAR ENDED DECEMBER 31, 2006

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
Butler Freeman Tally Financial Group, LLC

We have audited the accompanying statement of financial condition of Butler Freeman Tally Financial Group, LLC as of December 31, 2006, and the related statements of income, changes in members' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler Freeman Tally Financial Group, LLC, as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 234,124
Other assets	16,733
Total Assets	$ 250,857

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 92,122
Accrued expenses	60,000
Commissions payable	681
Total liabilities	152,803
Members' equity	98,054
Total Liabilities and Members' Equity	$ 250,857

The accompanying notes are an integral part of these financial statements.

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC

Statement of Income

For the Year Ended December 31, 2006

Revenue	
Commissions	$ 1,705,265
Investment management fees	1,494,823
Other revenue	170,951
Total Revenue	3,371,039
Expenses	
Registered representatives compensation	2,973,518
Communications	18,160
Occupancy and equipment costs	59,335
Advertising and promotions	14,768
Data processing	10,999
Regulatory fees	71,469
Other	222,945
Total Expenses	3,371,194
Net loss	$ (155)

The accompanying notes are an integral part of these financial statements.

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2006

Balance, December 31, 2005	$	98,209
Contributions		--
Net loss		(155)
Balance, December 31, 2006	$	98,054

The accompanying notes are an integral part of these financial statements.

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2006

Balance, December 31, 2005	$	--
Additions		--
Retirements		--
Balance, December 31, 2006	$	--

The accompanying notes are an integral part of these financial statements.

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows from Operating Activities	
Net loss	$ (155)
Adjustments to reconcile net loss to net	
cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in other assets	954
Increase in accounts payable	90,775
Increase in accrued expenses	60,000
Decrease in commissions payable	(6,096)
Net cash provided by operating activities	145,478
Cash Flows from Investing Activities	--
Cash Flows from Financing Activities	--
Net increase in cash	145,478
Beginning cash	88,646
Ending cash	$ 234,124

Supplemental Disclosures

There was no cash paid for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Notes to Financial Statements
December 31, 2006

Note 1 - Accounting Policies Followed by the Company

Butler Freeman Tally Financial Group, LLC (a Texas Limited Liability Company) (the "Company") was formed December 8, 1999 and became effective as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) on January 11, 2002. The Company operates under SEC Rule 15c3-3(k)(1) which limits the Company's business to the distribution of mutual funds and variable life insurance or annuities. Additionally, no customer funds or securities can be held, under this provision. The Company is also registered with the SEC as an investment advisor under the Investment Advisors Act of 1940.

Profit and loss are allocated to members in accordance with their percentage ownership of outstanding units. Each member's liability is limited to his capital account balance.

Commission revenues and related expenses are recorded when earned. Advisory fee revenue is earned when services are rendered.

The Company's customers are primarily individuals residing in the Dallas/Fort Worth metropolitan area and other parts of Texas, Nebraska and California.

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

The Company is subject to state income taxes in Texas. State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. These basis differences are related to the use of the cash basis of accounting for income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2006, the Company had net capital of approximately $81,321 and net capital requirements of $10,187. The Company's ratio of aggregate indebtedness to net capital was 1.88 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Related Party Transactions

The Company paid an affiliate $241,648 for office space, equipment and office personnel during 2006.

Note 4 - State Income Taxes

The Company had no current state income tax expense for the year ended December 31, 2006. Deferred tax assets related to accrued liabilities that are not deductible until paid are fully offset by a valuation allowance.

Note 5 - Concentrations

Cash in banks exceeded federally insured limits at December 31, 2006 and at various times throughout the year then ended.

Note 6 - Contingencies

The Company is the subject of two separate NASD actions. In one matter, the NASD has made a preliminary determination to recommend disciplinary action against the Company and the other matter has been referred to the NASD Enforcement Department for further action.

Although, the Company intends to vigorously defend itself in both of these matters if and when formal actions are taken, management believes it is probable that the Company will eventually incur fines of approximately $10,000 in the first matter and $50,000 in the second matter. Accordingly, accrued liabilities aggregating $60,000 have been reflected in the accompanying statement of financial condition.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2006

Schedule I

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Computation of Net Capital

Total members' equity qualified for net capital	$ 98,054
Deductions and/or charges	
Non-allowable assets: Other assets	(16,733)
Net capital before haircuts on securities positions	81,321
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	--
Net capital	$ 81,321

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable	$ 92,122
Accrued expenses	60,000
Commissions payable	681
Total aggregate indebtedness	$ 152,803

Schedule I (continued)

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 10,187
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 10,187
Net capital in excess of minimum required	$ 71,133
Excess net capital at 1000%	$ 66,040
Ratio: Aggregate indebtedness to net capital	1.88 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

BUTLER FREEMAN TALLY FINANCIAL GROUP, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(1).

Independent Auditor's Report

On the Internal Control

Required by SEC Rule 17a-5

For the Year Ended

December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Butler Freeman Tally Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental information of Butler Freeman Tally Financial Group, LLC (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

generally accepted in the United States of America.. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
February 24, 2007